
06011839

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

10 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 21 2006
WASH, D.C.
213
SECTION

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

Andrew Geddes
Investor & Media Relations Manager

encl

dlw 3/22



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com


SEC MAIL
RECEIVED
PROCESSING
MAR 2 1 2006
WASH., D.C.
213
SECTION

9 March 2006

ASX Announcement

Ventracor (VCR) today announced that the purpose of the trading halt is to conduct a global institutional placement, which is planned to be followed by a renounceable rights issue, to raise up to approximately $50 million in total.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3100



December 2005 Half Year Results

On track for commercialization

Recognised as a major long term player.

Forward looking statements



This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited (Ventracor) and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.

VCR - On track for commercialization

ventracor

- 2006 and future milestones expected to build on significant achievements to date
- Targeting a large potential market, with a competitive product offering
  - First and only 3G LVAD in US Clinical Trials today
  - Attractive partner for global key opinion leaders
- The road to success
  - Accelerating the pace of recruitment – new centers, more patients
  - CE Mark Trial recruitment complete. Results to date encouraging
  - US Feasibility Trial 5 out of 10 patients enrolled
- VCR sets and achieves challenging milestones
- First revenues in 2006, expect revenue expansion in 2007.

Half Year Results to December 2005


ventracor

Shares on issue: 194.975 million

Market capitalization: A$225 million

No of shareholders: ~ 20,000

ASX:VCR (ADR VCTRY)

	Half Year ended	
	31 December 2005	31 December 2004
Sales revenue	A$512,000	-
Loss for the period	A$(14.763) million	A$(13.461) million
Net tangible assets per share	12.38 cents per share	26.70 cents per share
Cash and cash equivalents	A$17.374 million	A$32.947 million
Debt	Zero	Zero
Total equity	A$24.137 million	A$38.301 million

Heart Failure and LVADs

ventracor

- Heart failure is a major and growing public health problem
  - Five million US patients, with over a half million new every year
  - The most common Medicare diagnosis-related-group
  - Total estimated direct/indirect costs were US$27.9 billion in 2005 (ACC)
- Globally + 50,000 people who could benefit from a Left Ventricular Assist Device (LVAD)
- 2005 ACC/AHA Practice Guidelines recommend LVAD as an option for patients in end stage (class IV) heart failure
- LVAD procedure reimbursed under DRG 103
  - Allows up-to US$150,000 available for reimbursement during trials
  - Enables LVAD companies to earn revenues while devices in trial
  - Average industry selling price US$65,000.

LVADs - A major market opportunity


ventracor

- Bridge To Transplant (BTT) relatively small market but regulatory entry point
- Destination Therapy (DT) market size est. >US$2 billion
- No "ideal" DT device market approved in US - wide open opportunity
- Long term profitability in medical devices depends on market share:
  - Product and technology performance (VentrAssist has lead in 3G trials)
  - Time to market (Ventracor is running fast and hard)
- Clinical and Regulatory issues determine time to market
  - FDA requires prospective randomized trial to Heartmate I for DT
  - Clinicians, industry, and FDA are now working together to develop new protocols without prospective randomization to HM1.
  - Ventracor intends to pursue its own strategy in parallel
    - Clinical crossover from Bridge to Destination is growing in the US
    - Innovative approach to trial design and strategy may yield earlier approval.

3G LVADs will expand the market

ventracor



Current LVAD universe
Destination
50,000 patients
2G
Bridge
4,000 patients
1G
3G VentrAssist
Suits more patients
Small enough for most
No wearing parts
Low follow-up burden

VCR has strong competitive position

ventracor

Company	2nd Gen Axial	3rd Gen Axial	3rd Gen Centrifugal	Clinical Experience	2G in US Clinicals	3G in US Clinicals
Thoratec	√		√	++++	√	
Micromed	√			+++	√	
Jarvik	√			+++	√	
World Heart			√	-		
Arrow			√	+		
Terumo			√	+		
Heartware			√	-		
Berlin Heart		√		+++		
Ventracor			√	++		√

Physicians find Ventracor attractive


ventracor

- New, exciting technology
  - only 3rd generation centrifugal pump in US clinicals
  - not another "me too" axial flow pump
- VentrAssist designed for lifetime use since inception
  - vs other 1G pumps designed for BTT 'repackaged' as DT
  - design decisions make sense to physicians
- Physicians prefer to work with companies dedicated to the long term
  - invest professional reputation in clinical trial partners
  - alignment with long-term players is less risky
- Alternative to single supplier market
  - physicians uncomfortable with monopoly position of any company
  - want to see real advances in the field driven by competition.

Working with the world's best


ventracor

- US trials attracting key opinion leaders
  - Principal Investigator Prof. Eric Rose, Columbia University
- Leading Scientific Advisory Board
  - Prof. Robert Kormos (Chairman) – Surgeon, UPMC, Pennsylvania
  - A/Prof. Anne Keogh - Cardiologist, St Vincent's Hospital, Sydney
  - Prof. Mariell Jessup – Cardiologist, University of Pennsylvania
  - Mr. Steven Tsui – Consultant Surgeon, Papworth Hospital, UK
  - Prof. David Kaye – Cardiologist, The Alfred Hospital, Melbourne
  - Prof. Don Esmore – Surgeon, The Alfred Hospital, Melbourne
  - Prof. Jim Antaki – Biomedical Engineer, Carnegie Mellon University, Pennsylvania
  - A/Prof. Bob Salamonsen – Intensivist, Alfred Hospital, Melbourne
  - Prof. Harvey Borovetz – Biomedical Engineer, UPMC, Pennsylvania
  - Prof. John Eikelboom – Hematologist, McMaster University, Canada

The Road to US BTT Approval


ventracor

CY Q1 2006	BTT Feasibility enrollment complete	10 implants
CY Q1 2007	BTT Pivotal Trial Begins (estimated)	
Next stages (estimated)	BTT Pivotal Trial ends	~ 140 implants
	BTT Pivotal Recruitment	18-24 months
	BTT end point data release	6 months later
	BTT FDA submission and review	~ 6 months
	BTT FDA Panel and approval	6 – 12 months
	VentrAssist on market for BTT sales	~ 3 months later

Note: future time scales based on historical precedents with other devices and companies

11 February/March 2006

The Road to US DT Approval


ventracor

- Line between BTT and DT is blurring
  - Definition of "transplant" patient is "evolving"
- Prospective randomized trial to HMI has problems, and is not the only approach. Innovative trial design could shrink timelines.
- Revenues achievable during DT clinical trial. Continuing recruitment will be allowed after targets have been reached for trial.

CY Q4 2006	BTT DT Trial Protocol submitted (estimated)	
CY Q1 2007	DT Trial Enrollment begins (estimated)	~ 200 patients
Next stages (estimated)	DT Trial enrollment complete	18-30 months
	DT Trial end point data release	18-24 months later
	DT Trial FDA submission and review	~ 6 months
	BTT FDA Panel and approval	6 – 12 months
	VentrAssist on market for DT sales	~ 3 months later

12 February/March 2006

Building momentum in the US


ventracor

- First and only 3G LVAD in US clinical trials
- BTT Pivotal Trial Protocol close to approval
- DT Trial Protocol in development & discussions with FDA
- Feasibility Study recruitment growing – 5 of 10 patients enrolled.

Five prestigious centres	# implants
University of Maryland (Baltimore, MD)	4
Columbia University (New York, NY)	1
University of Minnesota (Minneapolis, MN)	
University of Pittsburgh Medical Centre (UPMC, Pittsburgh, PA)	
Cleveland Clinic (Cleveland, OH)	
Total	5

The European Opportunity


ventracor

- CE Mark Trial recruitment complete (30 patients)
  - Patient follow up, data collation and submission in progress
  - Approval possible Q4 CY 2006
- But we are not waiting to grow the business
  - New protocol to continue implants while waiting for CE Mark
  - Expanding to new European centres
  - Building strong local teams
- Europe is an important strategic market
  - Significant revenues, but slower growth than US
  - Test market for US: product knowledge, field support, marketing and sales
  - European Key Opinion Leaders have global influence.

VCR has a history and culture to set and meet challenging milestones

ventracor

First revenues achieved	☑
CE Mark Trial enrolment	☑
US feasibility study enrolment complete	CY 1Q 2006
US BTT trial begins	CY 1Q 2007 (estimated)
CE Mark Approval	CY 1Q 2007 (estimated)

2005 Challenges and achievements

ventracor


Ventracor Share Price
July '05
First US implant achieved. Start of US trial
Oct '05
Commencement of negotiations with HTW
VCR announces first operating revenues
April '05
CEO Market Briefing on US/EU Commercialization strategy
Enrolment progress for EU approval
Feb '06
CE Mark Trial enrolment complete
Half Year results announced with first revenues
Nov '05
Positive end to HTW litigation
Sept '05
Voluntary field exchange
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06

Strategies to address future challenges and risks


ventracor

Challenge / risk	Strategy
Product	• VentrAssist is leading – now. Program of continuous improvement (lead, cannulae), combined with major developments (TETS)
Time to market	• Creative approach to clinical trial design. • Work with the best implanting centers • Policy of minimum errors in data and regulatory submissions
Intellectual property	• Continue to build • Aggressively defend
Capital Needs	• Continue to develop strong supportive shareholder base • Frequent and open shareholder communications
Manufacturing	• Capacity today for ~50 pumps per month • Grow capacity as needed (modular) • Focus on driving down manufacturing costs
Sales and marketing	• Rapidly build strong teams in US & Europe • Develop strong, enduring relationships with Key Opinion Leaders • Maintain strong image to promote market awareness

VCR - On track for commercialization


ventracor

- 2006 and future milestones expected to build on significant achievements to date
- Targeting a large potential market, with a competitive product offering
  - First and only 3G LVAD in US Clinical Trials today
  - Attractive partner for global key opinion leaders
- The road to success
  - Accelerating the pace of recruitment – new centers, more patients
  - CE Mark Trial recruitment complete. Results to date encouraging
  - US Feasibility Trial 5 out of 10 patients enrolled
- VCR sets and achieves challenging milestones
- First revenues in 2006, expect revenue expansion in 2007.


ventracor

Appendix

VentrAssist designed as ideal DT Product – from the beginning


ventracor

Requirement	VentrAssist
Form	
Easily implanted, small pocket, surgical preference	296 gm, thoracic or abdominal implant
Suitable for most patients (size, location)	Smallest patient 10 years, 35 kg
Small percutaneous lead (or implantable rechargeable power supply)	6mm dia lead; TETS under development
Function	
Provides adequate pump output for a wide range of patients	2-9 l/min. Typical resting need 5 l/min
Mimics physiological performance of the heart	Starling like response to changing need
Forgettable	
Robust and reliable – device failure not an issue	Single moving part. No mechanical bearings
Implant and forget – minimal or no infection, low follow-up burden	No movement, small pocket, small lead
Simple anticoagulation regime – balance of stroke and bleeding	*Fully washed rotor. Low speed. Low thrombosis*
Financial	
Combination of revenue and costs (manufacturing, support, SG&A) • Profitable Business Model • Sustainable and Scalable • Attractive Investment Vehicle	Product designed for long term use, low cost. Manufacturing capability designed for future History of meeting aggressive milestones Broad shareholder base

Definitions

ventracor

- **Aorta** The main artery from the heart to the rest of the body
- **AMI** Acute Myocardial Infarction. An obstruction in the blood supply to the heart muscle (usually as a result of clot formation in a coronary artery) which leads to damage to the heart muscle. The lay term is "heart attack".
- **Anticoagulation** Drug therapy with a class of drug which prevents blood coagulation and thrombus (clot) formation. The most commonly prescribed anticoagulation drug is Warfarin (Coumadin)
- **Axial Flow Pump** A heart pump where the blood enters and exits in line with the axis of a rotating impeller (like a jet turbine)
- **BTT** Bridge To Transplant. An LVAD is implanted to support a patient until a donor heart for transplantation becomes available.
- **BTR** Bridge to recovery. An LVAD is implanted with the intention of removing it when the patient's heart recovers.
- **CE Mark** Conformité Européen. A mark applied to a product that is approved for sale in the European Union.
- **Centrifugal Flow Pump** A heart pump where the blood enters in line with the axis of the impeller, but leaves at right angles to the axis of the impeller.
- **CHF** Congestive Heart Failure – a type of heart failure characterized by weakened heart muscle such that the heart can not empty properly and becomes congested with blood.
- **CVA** Cerebro-Vascular Accident – or Stroke. Often caused as result of clots migrating to the blood vessels in the head, obstructing blood flow to the brain.
- **DCM** Dilative cardiomyopathy, A chronic heart disease with slow degeneration which usually leads to sudden heart failure due to ventricular arrhythmia or severe heart failure after a long sub-clinical phase
- **DMR** Device Master Record. The body of information including the design, development, and manufacturing used for a device.
- **DT** Destination Therapy. An LVAD is implanted without any intention of replacing it with a transplanted heart.
- **Heart Failure** A situation characterized by loss of pumping function of the heart, often due to the consequences of myocardial infarction ("heart attack")
- **Hemolysis** The rupture of red blood cells. This is an undesirable outcome which can be caused by LVADs. The VentrAssist LVAS causes very low levels of hemolysis by comparison to older types of LVADs.

Definitions


ventracor

- **IDE** Investigational device exemption – A license that the US FDA grants device manufacturers to sell unapproved product in the USA for the purpose of clinical trialing
- **Incidence** A statistical measure of the number of people who will be diagnosed with a specified disease or condition during a set time (eg: annual)
- **INR** International Normalized Ratio – a numerical figure used to estimate the clotting time of blood. A patient using Warfarin (eg: for atrial fibrillation) would normally have a target INR of 2-3.
- **IRB** Institutional Review Board. A group of people convened to review proposals for conducting clinical trials on humans. Sometimes called an Ethics Committee.
- **LVAD** Left Ventricular Assist Device – a blood pump to aid the function of the left ventricle of the heart
- **MDD** Medical Device Directive. A piece of EU legislation covering medical devices.
- **NYHA** New York Heart Association. The NYHA classifies heart failure according to functional capacity of the patient into four classes. Class IV is the most severe, the patients are unable to perform even basic activities of daily living.
- **PM Panel Meeting** Part of the PMA process during which the sponsor (ie: Ventracor) presents data in a public forum to a panel of experts convened by the FDA.
- **Pre-market Approval.** The process by which information is submitted to the FDA for review prior to the FDA granting permission to market.
- **Prevalence** A statistical measure of the number of people who have a specified disease or condition at any one time
- **TETS** Transcutaneous Energy Transfer System. The wireless transfer of electromagnetic energy from an external power source through a medium
- **Thrombolysis, thrombolytic**Thrombolysis is the process by which a thrombus (clot) is broken down by the body's own systems. A drug which mimics this is caused a thrombolytic
- **UNOS** United Network for Organ Sharing – A US body that develops and implements guidelines for eligibility and priority of organ transplantation
- **Ventricular Fibrillation** An abnormal heart rhythm characterized by chaotic movement of the ventricles which has little or no pump function. Untreated VF leads to death within minutes.


ventracor
Australia
United Kingdom
USA
23
February/March 2006